Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Registration Statement (Form S-3 No. 333-109659) and the related Prospectus Supplement of Senior Housing Properties Trust for the offering of 7,710,738 common shares of beneficial interest and to the incorporation by reference therein of our reports dated March 8, 2006, with respect to the consolidated financial statements and schedule of Senior Housing Properties Trust, Senior Housing Properties Trust management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Senior Housing Properties Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

March 21, 2006